SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

XcelMobility Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

98400L 103

(CUSIP Number)

Ronald Edward Strauss

c/o XcelMobility Inc.

2225 East Bayshore Road, Suite 200

Palo Alto, California 94303

(650) 632-4210

Sheen Ventures Limited

8th Floor, Henley Building,

5 Queen’s Road

Central, Hong Kong

(852) 2854-4544

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

Mark C. Lee, Esq.

Greenberg Traurig, LLP

1201 K Street, Suite 1100

Sacramento, California 95814

October 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98400L 103

1		NAME OF REPORTING PERSONS Sheen Ventures Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,332,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,332,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,332,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.38% [1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

___________________________

1 Based on 180,635,668 shares outstanding on October 1, 2014.

CUSIP No. 98400L 103

1		NAME OF REPORTING PERSONS Ronald Edward Strauss
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,991,115
	8	SHARED VOTING POWER 13,332,000
	9	SOLE DISPOSITIVE POWER 43,991,115
	10	SHARED DISPOSITIVE POWER 13,332,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,323,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.73% [1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

___________________________

1 Based on 180,635,668 shares outstanding on October 1, 2014.

CUSIP No. 98400L 103

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2011 (the “Schedule 13D”) relating to the shares of common stock, $0.001 par value per share (“Common Stock”), of XcelMobility Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2225 East Bayshore Road, Suite 200, Palo Alto, California 94303. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

(a) This Amendment No. 1 to Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (i) Sheen Ventures Limited, a company organized under the laws of Hong Kong (“Sheen Ventures”), and (ii) Ronald Edward Strauss (“Strauss”), an individual. Strauss is a director of Sheen Ventures and the spouse of Guo Jie, who controls Sheen Ventures. As a result of the foregoing, Strauss may be deemed beneficially to own the securities of the Issuer owned by Sheen Ventures.

The Reporting Persons have entered into a Joint Filing Agreement dated as of August 30, 2011 (the “Joint Filing Agreement”), a copy of which is attached as Exhibit A to the Schedule 13D, pursuant to which the Reporting Persons have agreed to jointly file the Schedule 13D, including any and all amendments thereto.

(b) The principal office of Sheen Ventures is located at 8th Floor, Henley Building, 5 Queen’s Road, Central, Hong Kong. The principal business of Sheen Ventures is investments.

The business address of Strauss is c/o XcelMobility Inc., 2225 East Bayshore Road, Suite 200, Palo Alto, California 94303.

(c) Strauss is the Executive Chairman of the Board of the Issuer. The address of the Issuer is 2225 East Bayshore Road, Suite 200, Palo Alto, California 94303.

(d) During the last five years neither of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years neither of the Reporting Persons was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The individual Reporting Person is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration

On October 1, 2014, the Issuer issued 43,991,115 shares (the “Shares”) of Common Stock to Strauss in exchange for his foregoing of deferred compensation owed to him by the Issuer in the aggregate amount of $584,290.00.

CUSIP No. 98400L 103

Item 4. Purpose of the Transaction

Strauss received the Shares in exchange for his foregoing of deferred compensation.

Subject to on going evaluation, except as set forth above, each of the Reporting Persons has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Sheen Ventures beneficially owns 13,332,000 shares of Common Stock, which represent approximately 7.38% of the outstanding shares of Common Stock. Strauss individually owns 43,991,115 shares of Common Stock, which represent approximately 24.35% of the outstanding shares of Common Stock. By reason of being a director of Sheen Ventures and the spouse of Guo Jie, who controls Sheen Ventures, Strauss may be deemed to beneficially own 57,323,115 shares of Common Stock, which represent approximately 31.73% of the outstanding shares of Common Stock.

(b) Sheen Ventures has the sole power to vote and sole power to dispose of 13,332,000 shares of Common Stock, which represent approximately 7.38% of the outstanding shares of Common Stock. Strauss individually has the sole power to vote and dispose of 43,991,115 shares of Common Stock, which represent approximately 24.35% of the outstanding shares of Common Stock. By reason of being a director of Sheen Ventures and the spouse of Guo Jie, who controls Sheen Ventures, Strauss may be deemed to have shared power to vote and dispose of 13,332,000 shares of Common Stock, which represent approximately 7.38% of the outstanding shares of Common Stock.

(c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

CUSIP No. 98400L 103

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7. Material to be Filed as Exhibits

The Joint Filing Agreement is incorporated herein by reference as Exhibit A to the Schedule 13D filed with the SEC on September 1, 2011.

CUSIP No. 98400L 103

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 24, 2014	SHEEN VENTURES LIMITED

	By:	/s/ Ronald Edward Strauss
Ronald Edward Strauss, Director

/s/ Ronald Edward Strauss
Ronald Edward Strauss